NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Perth Advisors LLC (the "Company"), was formed on September 16, 2009, in the State of Delaware.   The Company, registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on June 15, 2010 ("Inception").   The Company, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), acts as a broker dealer that provides advisory services relating to the private placement of capital.   The Company is a wholly owned subsidiary of Perth Partners Holdings LLC of Delaware (the "Parent").

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Advisory Fees Receivable

The Company carries its advisory fees receivable at billed amounts less an allowance for doubtful accounts.   If necessary, on a periodic basis, the Company evaluates its advisory fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.   No allowance for doubtful accounts was required at December 31, 2015.

The Company has negotiated with certain clients the payment of advisory fees over a period greater than one year.   At December 31, 2015 included in advisory fees receivable is approximately $254,000 due over a period greater than one year.

Use of Estimates

Financial statements prepared on the GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.   Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a New York City deferred income tax liability of approximately $17,100 at December 31, 2015 related to the current and prior years' net income.

The tax years that remain subject to examination by taxing authorities are 2015, 2014, 2013, and 2012.

Revenue Recognition

The Company engages in providing advisory services to its clients for private placement activities. Revenue is recognized, in accordance with GAAP, and is based upon the achievement of certain milestones as contractually agreed to between the Company and its clients.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 3.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about what market participants would use in pricing the asset or liability.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $98,166 which was $93,166 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.21 to 1

NOTE 5.   CONCENTRATIONS

        The Company periodically maintains significant cash balances in a single financial institution. Management does not anticipate any material losses as a result of this concentration.

        For the year ended December 31, 2015, approximately 99% of revenues earned were from one customer. Advisory fees receivable from this customer were approximately $2,142,000 at December 31, 2015.

NOTE 6.   COMMITMENTS AND CONTINGENT LIABILITIES

        On August 1, 2015, the Company extended its lease agreement for office space another thirteen months, which expires on August 31, 2016. The annual rent under this agreement is $43,800. The lease agreements called for security deposits totaling $5,098, which will be returned at the end of the lease terms and is included in the statement of financial condition in other assets.

        As of December 31, 2015, future minimum lease rental payments are payable as follows:

For the year ending
December 31:

    2016 $27,375

        For the year ended December 31, 2015, the total rent expense amounted to $34,268, which is included on the statement of operations.

NOTE 7.   GUARANTEES

        FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as

NOTE 7.   GUARANTEES (continued)

contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective December 31, 2015 or during the year then ended.

NOTE 8.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.